Novartis AG Postfach 4002 Basel Switzerland

June 15, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

We are in receipt of your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated June 2, 2011, which was in response to our letter dated April 22, 2011.  As agreed in a June 14, 2011 telephone call between Thomas Werlen, our General Counsel, and Frank Wyman, Staff Accountant at SEC, our time to respond to your letter is extended through and including June 30, 2011.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group